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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________________________________
                                              :
In the Matter of                              :        CERTIFICATE
                                              :             of
CONSOLIDATED NATURAL GAS COMPANY              :        NOTIFICATION
Pittsburgh, Pennsylvania                      :           NO. 15
                                              :        ____________
CNG POWER COMPANY                             :
(formerly CNG Energy Company)                 :        TRANSACTIONS
                                              :        DURING PERIOD
File No. 70-7909                              :
(Public Utility Holding Company Act of 1935)  :        July 1, 1995
_____________________________________________           through
                                                     September 30, 1995
TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated December 26, 1991 (HCAR No. 25446) ("Order") in the above-captioned proceeding, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Consolidated Natural Gas Company ("Consolidated"), as amended, to become effective, thereby authorizing Consolidated to provide up to $15 million of financing to CNG Power Company
("CNG Power") for its preliminary project development and administrative activities ("Preliminary Activities") in connection with its possible investments in qualifying and cogeneration facilities located within the United States. (As of January 16, 1995, CNG Energy Company changed its name to CNG Power Company.) Such activities are to be financed through: (1) the purchase of common stock of CNG Energy; (2) open account advances from Consolidated; or
(3) long-term loans.
	By Supplemental Order dated October 8, 1992 (HCAR No. 35-25651) ("Supplemental Order"), Consolidated and CNG Power were authorized to fund up to $50 million, through December 31, 1996, to a qualifying cogeneration facility in Lakewood, New Jersey ("Lakewood Project"). The funding will be channeled from Consolidated to CNG Power, from CNG Power to CNG Lakewood, Inc.


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("CNG Lakewood"), from CNG Lakewood to Lakewood Cogeneration, L.P.
("Partnership") and from the Partnership to the Lakewood Project. (Alternatively, CNG Power may bypass CNG Lakewood and invest directly in the Partnership.) The funding will be financed through: (1) common stock acquisitions, (2) open account advances, or (3) long-term loans.
	This Certificate is filed in accordance with Rule 24, as a notification that the transactions authorized by the Order and the Supplemental Order have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order. A balance sheet and income statement, as of the end of the reporting quarter, for the Cogeneration Division of CNG Power are set forth in Exhibits A and B.
	The following table indicates the transactions carried out by CNG Power pursuant to the Order and the Supplemental Order for the quarter and cumulatively:


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	Transactions	    Transactions
	Relating to	    Relating to
	   Order	Supplemental Order
	(Preliminary	  (Lakewood after
	 Activities)	      10/8/92)
	____________	___________________

(1)	Issuance of Common
	Stock of CNG Power
	$1,000 par value:
		For this Period	      -0-	      -0-
		Cumulative	      -0-	  10,710,000

(2)	Long-Term Loans:
		For this Period	      -0-	      -0-
		Cumulative	      -0-	   7,140,000

(3)	Open Account Advances:
		For this Period	$     -0-	 $   190,000
		Cumulative	 2,140,000	 $ 8,435,000

(4)	Total Financings:
		For this Period	$     -0-	 $   190,000
		Cumulative	 2,140,000	 $26,285,000

	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to said Orders have consummated.

			CONSOLIDATED NATURAL GAS COMPANY
			CNG POWER COMPANY
			(formerly CNG ENERGY COMPANY)

			J. M. Hostetler
			Their Attorney

Dated this 31st day
of October, 1995